Northwestern Mutual Series Fund, Inc.
720 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-4797

September 23, 2016

Mr. Keith Gregory
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0102

Re:	Northwestern Mutual Series Fund, Inc. (811-3990)

Dear Mr. Gregory:

On behalf of Northwestern Mutual Series Fund, Inc. (the “Series Fund”), a registered open-end investment company, and the Series Fund’s 27 series (each, a “Portfolio” and together, the “Portfolios”), we are responding to oral comments issued by the staff (the “Staff”) of the Securities and Exchange Commission’s (“SEC”) Division of Investment Management to the Series Fund on August 29, 2016 regarding the preliminary proxy statement filed on August 25, 2016. Please find below a restatement of the comments provided by the Staff and the Series Fund’s responses to each comment. It is anticipated that the Series Fund’s definitive proxy statement will be transmitted to shareholders on or about September 30, 2016.

General Comments

1.	Comment: Please complete or update all missing or bracketed information.

Response: All information missing from or bracketed in the preliminary proxy statement has been completed in the definitive proxy statement.

Comments to the Letter to Variable Contract Holders

2.	Comment: In the fifth paragraph in bold face type, please consider identifying the other proposals referred to in the last line.

Response: The fifth paragraph has been revised to include a reference to the Notice of Special Meeting of Shareholders and to the Proxy Statement and Voting Instruction Card(s), where the other proposals are identified.

3.	Comment: In the penultimate paragraph, please clarify the term “payees.”

Response: The term has been clarified in the second paragraph of the letter to mean those receiving payments under a variable annuity payment plan. The Series Fund believes that the clarification in the second paragraph clarifies the term in the penultimate sentence of the letter.

Comments to the Proxy Statement

4.	Comment: Please caption preliminary proxy statement filings in the future as “Preliminary Copies” pursuant to Rule 14a-6(e)(1).

Response: The Series Fund notes that the preliminary filing made on August 25, 2016 included the SEC filing cover page that indicated the filing as a “Preliminary Proxy Statement” and was identified as a preliminary filing in the cover letter. However, in the future, the Series Fund will also caption preliminary proxy statement filings as “Preliminary Copies” pursuant to Rule 14a-6(e)(1).

5.	Comment: Please define or explain the meaning of the term “payee” in the phrase “or payee thereunder” in the second paragraph on page 1.

Response: The term has been clarified in the second paragraph on page 1 to mean those receiving payments under a variable annuity payment plan.

6.	Comment: Under the heading “Who is eligible to provide voting instructions and how will the shares be voted?,” please supplementally explain to the Staff why Mason Street Advisors is voting the shares held by the Allocation Portfolios rather than Northwestern Mutual.

Response: The Series Fund’s Balanced and Asset Allocation Portfolios (the “Allocation Portfolios”) operate as affiliated fund of funds by investing primarily in other Portfolios of the Series Fund (each, an “Underlying Portfolio”) to achieve their investment objectives. Because shares of Underlying Portfolios that are held by the Allocation Portfolios are portfolio investments of the Allocation Portfolios, such shares are voted by Mason Street Advisors as investment adviser to the Series Fund pursuant to proxy voting authority delegated by the Series Fund’s Board of Directors. In accordance with its Proxy Voting Policies and Procedures, Mason Street Advisors will vote shares of the Underlying Portfolios held by the Allocation Portfolios in the same proportion as the voting instructions received by Northwestern Mutual from policy owners and payees for the same Underlying Portfolios. This method of proportional voting is the same method used by Northwestern Mutual for shares of the Series Fund’s Portfolios held directly through the separate accounts (as opposed to indirectly through the Allocation Portfolios) for which no instructions are received from policy owners and payees.

7.	Comment: Under the heading “How do I provide voting instructions?,” please clarify the meaning of voting instructions that are “properly placed.” Please also supplementally inform the Staff of how improperly marked proxy cards will be voted, in particular what happens when a person who is not a shareholder of the Inflation Protection Portfolio votes for Proposal 3, but otherwise provides proper voting instructions.

Response: The disclosure has been revised to state that voting instructions properly placed are those made “in accordance with the instructions provided on the Voting Instruction Card(s)” prior to the cutoff time and date identified in the paragraph. The Series Fund notes supplementally that voting instructions must be placed in accordance with the instructions for the applicable voting method in order to be counted. If a person who is not a shareholder of the Inflation Protection Portfolio votes for Proposal 3, but otherwise provides proper voting instructions for Proposals 1 and 2, then the instructions submitted for Proposals 1 and 2 will be counted, but the instructions submitted for Proposal 3 will not be counted. Please note that contract owners entitled to submit voting instructions as of the record date are assigned a unique control number that appears on the Voting Instruction Card(s) and is used to tabulate voting instructions submitted via all three voting methods (Voting Instruction Card, telephone and internet). The unique control number identifies the contract owner’s position(s) in the Portfolios as of the record date. Only the Portfolios held by the contract owner and the applicable Proposals relating to those Portfolios are placed on the Voting Instruction Card(s) and available for voting by that contract owner via the telephone and internet methods. As a result, the unique control number is designed to limit the ability of a person who is not a shareholder of the Inflation Protection Portfolio from voting on Proposal 3.

8.	Comment: In the second paragraph under the heading “What are the quorum requirements, and what votes are necessary to approve the Proposals?,” please disclose the vote required to elect directors and all other proposals, specifying the vote required for each separate proposal.

Response: As requested, the disclosure has been revised to state the vote required to elect the director nominees and to approve the other proposals. More information regarding the required vote for each proposal, including the information added in response to Comment 10, below, and the definition of a “majority of the outstanding voting securities” under the Investment Company Act of 1940, as amended (the “1940 Act”), is now disclosed under the heading regarding the required vote at the end of each proposal.

Comments to the Proxy Statement – Proposal 1

9.	Comment: Please confirm that all disclosure required by Item 22(b) of Schedule 14A is included in the Proxy Statement.

Response: The Series Fund confirms, to the best of its knowledge and belief, that all disclosure required by Item 22(b) of Schedule 14A is included in the Proxy Statement.

10.	Comment: Under the heading “What vote is required to elect the nominees to the Board of Directors of the Series Fund,” please enhance the explanation of plurality to note that the nominees will be elected even if they receive less than a majority of the votes cast. Please also state that because all nominees are running unopposed, all nominees are expected to be elected as directors as all nominees who receive votes in favor will be elected while votes not cast or votes withheld will have no effect on the election outcome.

Response: The requested enhancements have been made.

Comments to the Proxy Statement – Proposal 2

11.	Comment: Under the heading “Which Portfolios’ shareholders will vote on this Proposal 2?,” please state clearly why the shareholders of each fund will vote separately. Please state that the approval of the Proposal by one Portfolio is not contingent on the approval of another Portfolio.

Response: In response to this comment, the first paragraph under the heading “Why are shareholders being asked to approve the Proposal?” has been revised to further clarify that each Portfolio has adopted the fundamental policy subject to the Proposal, and that the policy cannot be changed for a Portfolio without the approval of that Portfolio’s shareholders. In response to the second part of this comment, the following sentence has been added as the penultimate sentence under the heading “What vote is required?”:

“The approval of the Proposal by one Portfolio is not contingent on the approval of another Portfolio.”

12.	Comment: Under the heading “What are shareholders being asked to approve?,” please place the language of the current policy and the proposed policy side-by-side for ease of presentation to shareholders.

Response: The requested change has been made.

13.	Comment: Under the heading “Why are shareholders being asked to approve the Proposal?,” please include a notation of what is permitted by the 1940 Act with respect to investments in commodities.

Response: In response to this comment, the following underlined disclosure has been added to the third paragraph under the heading identified in the comment:

“The financial markets and regulatory environment relating to the use of commodity related investments by mutual funds continues to evolve. Although the 1940 Act currently does not directly limit a Portfolio’s ability to invest directly in commodities, the proposed policy is intended to give the Portfolios greater flexibility in the future to adapt to such financial market and regulatory developments without the delay and expense of first holding a shareholder meeting to obtain approval for a revision to the policy. Without such flexibility, the policy may become outdated over time and the Portfolios may be unnecessarily restricted in the future from taking advantage of, or reacting to, such developments for the benefit of the Portfolios and their shareholders.”

14.	Comment: Please present a Q&A on the Board’s consideration of each Proposal, other than the election of directors, including a discussion of the factors considered which weighed in favor of the proposal and factors which were adverse to the proposal.

Response: In response to the Staff’s comment, the Series Fund reviewed its disclosure for Proposals 2 and 3 and continues to believe that it includes all information material to the Proposals and that it satisfies the disclosure requirements of Regulation 14(a) and Schedule 14A. The Series Fund notes supplementally that the Board considered substantially the same information that is set forth in the Proxy Statement for each Proposal in determining to recommend a vote “For” the Proposals. Accordingly, the Series Fund respectfully declines to make further revisions to the disclosure.

15.	Comment: In the second paragraph under the heading “Why are shareholders being asked to approve the Proposal?,” please consider providing a brief overview of the types of commodities in which the Portfolios principally invest.

Response: In response to this comment, the following statement has been added as the second sentence of the first paragraph under the heading “Would the Proposal result in any changes to how the Portfolios are managed?”:

“Currently, the primary types of investments subject to the policy in which the Portfolios may invest include derivatives (including futures, forwards, options and swaps, as well as combinations thereof) and other financial instruments that may be deemed to be commodities or commodity interests such as securities purchased on a forward commitment or delayed delivery basis and instruments that are secured by physical commodities.”

16.	Comment: Under the heading “What vote is required?,” please consider disclosing the meaning of “majority of the outstanding voting securities” under the 1940 Act in this section.

Response: The requested change has been made.

17.	Comment: Under the heading “If approved by shareholders, when would the change be effective?,” please consider clarifying that the effective date would be as soon as reasonably practicable “after approval at the Meeting,” if appropriate.

Response: The requested change has been made.

Comments to the Proxy Statement – Proposal 3

18.	Comment: In the second paragraph under the heading “Why are shareholders being asked to approve the Diversification Reclassification?,” please clarify how the ability to invest in fewer issuers will increase the flexibility of the Portfolio in pursuing investment opportunities. We note that a diversified Portfolio would give a portfolio manager a wider choice of potential portfolio securities.

Response: In response to this comment, the disclosure has been revised to clarify that if the Diversification Reclassification is approved, then the Inflation Protection Portfolio would have greater investment flexibility because it would not be subject to the restrictions of the 1940 Act diversification rules and thus would have the ability (but would not be required) to focus its investments more heavily in securities of fewer issuers. The Series Fund notes supplementally that approval of the Diversification Reclassification would also provide the Inflation Protection Portfolio the additional flexibility with respect to its counterparties that is discussed in the same paragraph.

19.	Comment: Under the heading “What vote is required?,” please consider disclosing the meaning of “majority of the outstanding voting securities” under the 1940 Act in this section.

Response: The requested change has been made.

Comment to Proxy Statement – Additional Information

20.	Comment: Under the heading “How can I obtain more information about the Portfolios?,” please consider adding “toll free” for the telephone numbers provided.

Response: The requested change has been made.

21.	Comment: Under the heading “Other Information regarding the Meeting and the solicitation of votes.,” if appropriate, please disclose the terms of any arrangement with third party proxy services, including any associated costs.

Response: While the Series Fund does not believe that Item 4(a)(3) of Schedule 14A calls for disclosure relating to non-solicitation services provided by third parties, in response to this comment, the Series Fund has described under the identified heading certain administrative, non-solicitation services to be provided by Broadridge Investor Communication Solutions, Inc. (“Broadridge”) and the estimated cost of those services. The Series Fund notes supplementally that it has not engaged Broadridge or any other paid third party or specially engaged employees for solicitation services, although it reserves the right to do so.

Comments to Proxy Statement – Appendix D

22.	Comment: Please consider adding disclosure that the dollar range is as of the Record Date, if accurate.

Response: The requested addition has been made.

23.	Comment: Please replace “N/A” in the table with “None” or explain the meaning of “N/A” in the narrative. (See instruction 4 to Item 22(b)(5) of Schedule 14A.)

Response: In response to this comment, the “N/A” has been replaced with “None” in the table and “$0” has been replaced with “None” in the ranges identified in the paragraph immediately preceding the table.

24.	Comment: Please disclose the information required by Items 22(b)(6)(i) and (ii) of Schedule 14A with respect to the ownership of securities of the investment adviser, principal underwriter, and sponsoring insurance company of the Series Fund and their control persons as the most recent practicable date.

Response: The Series Fund has no information to disclose in response to Items 22(b)(6)(i) or (ii) of Schedule 14A. None of its independent directors or independent director nominees, or their immediate family members, owns securities in the adviser, a sub-adviser, or the sponsoring insurance company of the Series Fund, or their respective control persons. The Series Fund has no principal underwriter.

Comments to Proxy Card

25.	Comment: For Proposal 1, please use bold face type for the option to withhold authority to vote for any individual nominee that is marked by the asterisk in the upper right corner given the importance of withholding votes for specific nominees.

Response: The requested change has been made.

26.	Comment: For Proposal 3, please use bold face type for the italicized notation marked by the four asterisks to avoid the potential for improperly marked proxy cards.

Response: The requested change has been made.

27.	Comment: Please included disclosure clarifying the following statement with respect to voting affecting the Inflation Protection Portfolio: “The undersigned’s instructions will count only for Portfolios actually considering specific proposals.” For example, will a proxy card be properly marked if a shareholder of another Portfolio marks Proposal 3?

Response: The statement identified in the comment relates to Proposal 3 and is intended to reiterate that only contract owners with an allocation to the Inflation Protection Portfolio are entitled to submit voting instructions on Proposal 3; thus, voting instructions provided for Proposal 3 would only apply to the Inflation Protection Portfolio and not other Portfolios of the Series Fund. However, upon further review, the Series Fund believes that the statement is redundant and unnecessary since the language of Proposal 3 and the note marked by “****” that accompanies Proposal 3, as well as the Proxy Statement, clearly state that Proposal 3 only applies to the Inflation Protection Portfolio and that only the Inflation Protection Portfolio’s shareholders are entitled to vote on Proposal 3 at the shareholder meeting. The Series Fund believes that the response to comment #7, above, is also responsive to the example provided in this comment #27.

*      *      *

Pursuant to the Staff’s request, in connection with the Staff’s review of the Series Fund’s preliminary proxy statement, the Series Fund acknowledges that:

●	The Series Fund is responsible for the adequacy and accuracy of the disclosures in the definitive proxy statement and the preliminary proxy statement filed with the SEC on August 25, 2016;
●	SEC Staff comments or changes to disclosures in response to Staff comments in the proxy statement do not foreclose the SEC from taking any action with respect to the proxy statement; and
●	The Series Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please call the undersigned at (414) 665-3487.

Sincerely,

/s/ Michael J. Conmey
Michael J. Conmey
Assistant General Counsel
Northwestern Mutual